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                              February 23, 2021

       Shannon Drake
       General Counsel and Chief Legal Officer
       Aveanna Healthcare Holdings, Inc.
       400 Interstate North Parkway SE
       Suite 1600
       Atlanta, GA 30339

                                                        Re: Aveanna Healthcare
Holdings, Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
1, 2021
                                                            CIK No. 0001832332

       Dear Mr. Drake:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Industry and Market Data, page iv

   1. We note your response to prior comment 1. Please either delete the statement that you
                                                        "have not independently
verified the accuracy of this information" or specifically state that you are liable for
such information.
       Prospectus Summary, page 1

   2. We note your response to prior comment 2. Your summary should provide a brief and balanced discussion of
the most material aspects of your company and your offering. Your
 Shannon Drake
FirstName LastNameShannon
Aveanna Healthcare Holdings,Drake
                            Inc.
Comapany23,
February  NameAveanna
            2021        Healthcare Holdings, Inc.
February
Page 2 23, 2021 Page 2
FirstName LastName
         disclosure still appears too detailed for the summary or repeats information in the
         Business section. For example, consider revising the extensive discussion regarding your competitive strengths, business and market growth. To the extent you retain this disclosure, provide an equally prominent discussion of the risks and obstacles you face.
         This discussion should provide the same levels of detail that the sections titled "Our
         'Everyone Wins' Contribution to the Healthcare Ecosystem" and "Our Competitive
         Strengths" and should immediately follow the dicussion of your competitive strengths.
3. We note your response to prior comment 3. Please also remove statements that you are
         "the market leader" across 23 states or provide the basis for such statements.
4. We note your response to prior comment 4. Please revise to clarify, if true, that you commissioned the third party research from Marwood Group referenced in the prospectus.
Recent Acquisitions, page 12

5. We note your response to prior comment 6. It is not appropriate to present revenues without also presenting the related expenses or profitability of each company. To the extent you continue to disclose the acquired company's annual revenues, please also include the requested disclosure, which will assist investors in considering the revenues in context.
Results of Operations, page 89

6. Your disclosures regarding field contribution on page 100 indicate that you consider operating income (loss) to be the most directly comparable GAAP measure. We remind you that you should present the most directly comparable GAAP measure with equal or greater prominence. In this regard, we note that you present field contribution without presenting operating income (loss) with equal or greater prominence on page 89. In addition, you provide a discussion and analysis of field contribution on page 95 without a similar discussion and analysis of operating income (loss) in a location with equal or greater prominence. Please revise your disclosures as necessary throughout the filing to ensure that you are giving equal or greater prominence to operating income (loss). Please refer to Item 10(e) of Regulation S-K and Question 102.10 of our Non-GAAP Financial
         Measures Compliance and Disclosure Interpretations.
Non-GAAP Financial Measures
Adjusted EBITDA, page 98

7.       We note your response to comment 12. Please address the following:
             In a similar manner to your response, please clarify that sponsor fees will no longer be incurred subsequent to your initial public offering;
             Please help us better understand why costs to comply with a subpoena related to nurse wages and hiring activities in certain markets are not necessary and related to the ongoing operation of your business. Please also tell us the amount of these costs included for each period presented;
 Shannon Drake
Aveanna Healthcare Holdings, Inc.
February 23, 2021
Page 3
             Note 5(d) on page 22 refers to a table for a further description of your annual legal costs and settlements associated with acquisition matters. Please clarify in your disclosures the page number where this table has been provided; and
             In regard to incremental compensation costs, incremental PPE costs, and costs of remote workforce enablement, please help us better understand the nature of these costs and why you do not expect them to become part of your normal operations.

Adult Home Health & Hospice Reimbursement, page 134

8. We note your response to prior comment 20, including that your reference to cost containment initiatives was intended to focus on governmental and commercial payors primarily in the adult home care and hospice space. However, your disclosure on page 134 that that the Medicare regulatory and reimbursement outlook is likely stable to positive for home health and hospice services over the next three to five years appears to relate to the adult home care and hospice space. Please reconcile such statements.
       You may contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                             Sincerely,
FirstName LastNameShannon Drake
                                                             Division of
Corporation Finance
Comapany NameAveanna Healthcare Holdings, Inc.
                                                             Office of Life
Sciences
February 23, 2021 Page 3
cc:       Drew M. Altman, Esq.
FirstName LastName